Exhibit 99.1

Nouveau Monde Graphite Inc. Treasury Offering of Subscription Receipts April 9, 2026

The Subscription Receipts will be offered by way of a prospectus supplement in each of the provinces of Canada and in the United States. A final base shelf prospectus dated December 5, 2025 containing important information relating to the securities has been filed with the securities regulatory authorities in each of the provinces of Canada and a corresponding registration statement on Form F-10, as amended (File No. 333- 291778) has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this term sheet.

The base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+ and EDGAR. Copies of the base shelf prospectus, registration statement and prospectus supplements relating to the Offering, when available, may also be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This term sheet does not provide full disclosure of all material facts relating to the securities. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities, and other documents the Company has filed on EDGAR and SEDAR+ for more complete information, before making an investment decision.

Terms and Conditions

Issuer:	Nouveau Monde Graphite Inc. (the “Company”)
Offering:	Treasury offering of 45,600,000 subscription receipts (“Subscription Receipts”), as described below (the “Offering”)
Offering Price:	US$1.84 per Subscription Receipt (the “Offering Price”)
Offering Amount:	US$83,904,000
Over-Allotment Option:

The Company has granted the Underwriters (as defined below) an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:

The net proceeds from the Offering will be used for funding the design, engineering and construction of the Phase-2 Matawinie Mine and for general and administrative expenses and general working capital of the Corporation.

Concurrent Private Placement:	The Company will complete a non-brokered private placement for approximately US$213 million at the Offering Price (the “Concurrent Private Placement”), with Investissement Québec, Canada Growth Fund Inc. and ENI S.p.A.. The Concurrent Private Placement shall occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts (“Concurrent Private Placement Closing”). Closing of the Concurrent Private Placement forms part of the Escrow Release Conditions and is subject to shareholder approvals, including approval pursuant to Regulation 61-101 – Protection of minority security holders in special transactions and, as applicable, the Toronto Stock Exchange rules (the “Shareholder Approvals”). The Company expects to convene a special meeting of shareholders on or about May 13, 2026 for the Shareholder Approvals.

Subscription Receipts:

Each Subscription Receipt represents the right to receive, for no additional consideration and without further action, one common share of the Company (a “Common Share”) upon satisfaction of the Escrow Release Conditions, as described below.

If (i) the notices to be provided to TSX Trust Company (the “Subscription Receipt Agent”) and the Bookrunners (as defined below) by the Company certifying that the Escrow Release Conditions (defined below) have been satisfied (the “Escrow Release Notice and Direction”) are not delivered on or before 11:59 p.m. (Montréal time) on July 31, 2026 (unless extended by the Company with the prior written consent of the Bookrunners (the “Termination Time”), (ii) a “termination event” as such term is defined in the subscription receipt agreement (the “Termination Event”) to be entered into in the context of the Offering, or (iii) the Company has advised the Bookrunners and the Subscription Receipt Agent or announced to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing of the Concurrent Private Placement (in either case, the earliest of such times being the “Termination Date”), holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of income (including interest) generated thereon, calculated from the date of closing of the Offering and up to but excluding the Termination Date (less any applicable withholding taxes).

Escrow Release Conditions:

The gross proceeds from the Offering, less 50% of the Underwriters’ Fee (as defined below) will be held in escrow by the Subscription Receipt Agent (the “Escrowed Funds”), together with any interest and other income actually earned thereon, and invested in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or a Canadian chartered bank, until the earlier of (i) satisfaction or waiver of the Escrow Release Conditions, and (ii) the Termination Time.

Since 50% of the Underwriters’ Fee will be paid by the Company to the Underwriters on the Closing Date, such amount will not form part of the Escrowed Funds. Therefore, the aggregate amount that holders of the Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent in the event of a Termination Event will be greater than the aggregate amount of the Escrowed Funds. The Company will therefore be required to pay the Subscription Receipt Agent as agent on behalf of holders of Subscription Receipts an amount equal to 50% of the Underwriters’ Fee such that 100% of the gross proceeds of the Offering, plus the interest or other income actually earned on the investment of the Escrowed Funds, would be returned to holders of Subscription Receipts.

On or immediately after the closing of the Concurrent Private Placement, the Company will deliver the Escrow Release Notice and Direction, and the Escrowed Funds, together with interest and other income actually earned thereon, less 50% of the Underwriters’ Fee, will be released to or as directed by the Company.

The Escrow Release Conditions will be: (i) the Company obtaining the Shareholder Approvals, (ii) the closing of the Concurrent Private Placement, and (iii) the satisfaction or waiver of the other escrow release conditions under the subscription receipt agreement to be entered into in the context of the Offering (collectively, the “Escrow Release Conditions”).

Form of Offering:	Bought deal by way of a prospectus supplement to be filed in all provinces of Canada and pursuant to the multijurisdictional disclosure system in the United States.
Listing and Trading:	An application will be made to list the Subscription Receipts in U.S. dollars on the Toronto Stock Exchange (the “TSX”) and the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and on the NYSE. Listing of the Subscription Receipts and Common Shares will be subject to the Corporation fulfilling all of the applicable listing requirements of the TSX and NYSE, as applicable. The existing common shares are listed on TSX under the symbol “NOU”, on the New York Stock Exchange under the symbol “NMG”.
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, FHSAs and DPSPs.
Underwriters:	A syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets and National Bank Financial Inc. (the “Bookrunners”).
Underwriters’ Fee:

5.00% of the gross proceeds of the Offering (the “Underwriters’ Fee”)

Of the total Underwriters’ Fee, 50% will be payable by the Company at the time of the closing of the Offering out of general funds, and the balance will be paid from the proceeds of the Offering held in escrow upon satisfaction of the Escrow Release Conditions.

Closing:	On or about April 16, 2026.